Exhibit 99.1

Telesat Reports Results for Second Quarter and First Six Months of 2011

OTTAWA, CANADA, August 4, 2011 - Telesat Holdings Inc. (Telesat) today announced its financial results for the three and six month periods ended June 30, 2011.  All amounts are in Canadian dollars, and are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the three month period ended June 30, 2011, Telesat reported consolidated revenues of $200 million, a decrease of approximately 2% ($5 million) compared to the same period in 2010.  When adjusted for foreign exchange rate changes over the period, revenues remained almost unchanged compared to the same period in 2010.  Adjusted EBITDA1 for the second quarter of 2011 was $155 million, a decrease of 1% ($1 million) compared to the second quarter of 2010 and an increase of 1% ($1.7 million) when adjusted for foreign exchange rate changes.  The Adjusted EBITDA margin1 for the second quarter was 77.5% compared to 76% in the 2010 period.

Telesat reported net income of $22 million in the second quarter compared to net loss of $63 million for the same period in 2010.  The higher net income is mainly due to lower operating expenses of approximately $4 million, lower interest expense of approximately $10 million, and higher gain on foreign exchange of approximately $161 million offset by an increase in tax expense of approximately $6 million and an unfavorable change in the fair value of financial instruments of approximately $82 million.

For the six month period ended June 30, 2011, consolidated revenues were $403 million, a decrease of approximately 0.3% ($1.4 million) compared to the same period in 2010.  When adjusted for foreign exchange rate changes, revenues increased by 2% ($8 million) compared to the same period of 2010.  Adjusted EBITDA was $312 million, an increase of 3% ($9 million) over the same period of 2010 and an increase of 5% ($15 million) when adjusted for foreign exchange rate changes.  The Adjusted EBITDA margin was 77% and net income was $137 million for the first six months of 2011, compared to 75% and $17 million, respectively, in the prior period.

“The second quarter was another solid one for Telesat, and I’m pleased with our growth in Adjusted EBITDA in the first half of the year and the continued expansion in our Adjusted EBITDA margin.” commented Dan Goldberg, Telesat’s President and CEO.  “We successfully launched Telstar 14R in the quarter and, notwithstanding an anomaly in the deployment of one of its solar arrays, we currently expect the satellite will give us expansion capacity in the key Latin America and maritime markets to support our planned growth.  At this time, we remained focused on the launch in a few months’ time of the ViaSat-1 satellite, as Telesat owns the satellite’s Canadian payload, and achieving our full year financial and operational objectives.”

Business Highlights

•	At June 30, 2011:

o	Telesat had contracted backlog for future services of approximately $5.4 billion.

o	Fleet utilization was 89% for Telesat’s North American fleet and 79% for Telesat’s international fleet.

•
On April 11, 2011, Telesat acquired from Loral Space & Communications Inc. (‘‘Loral’’) all of Loral’s rights and obligations with respect to the Canadian payload on the ViaSat-1 satellite, and all related agreements.  In connection with this acquisition, Telesat assumed from Loral a contract with Telesat’s longstanding customer Xplornet (formerly known as Barrett Xplore), which has committed to use ViaSat-1’s Canadian payload for 15 years to bring advanced, high capacity broadband services to rural Canadians.  Telesat expects the ViaSat-1 satellite to be launched in approximately two months.

•
Following the successful launch of the Telstar 14R/Estrela do Sul 2 satellite, the satellite’s north solar array failed to fully deploy. The north solar array anomaly diminishes the amount of power available for the satellite’s transponders and reduces the life expectancy of the satellite.  However, it is expected at this time that the satellite will have an estimated commercial lifetime of 12 years or more and will be able to support all of the existing services to customers formerly provided by Telstar 14/Estrela do Sul (the satellite it replaces) and moreover, be capable of providing certain additional capacity for new customer requirements.  Both the commercial life and the capacity that Telstar 14R/Estrela do Sul 2 will be able to support remain subject to further review.

Telesat has launch and in-orbit insurance policies that provide coverage to it for a total, constructive total or partial loss of Telstar 14R/Estrela do Sul 2.  Telesat is currently assessing the extent of the loss that would be covered by the terms and condition of its insurance policies, and expects to obtain additional information concerning the satellite’s operational capabilities and life expectancy once the satellite has been in service for a longer period of time.  Telesat expects to make an insurance claim in connection with the Telstar 14R/Estrela do Sul 2 anomaly later this year.

•
In 2010, Telesat initiated a process to explore an initial public offering of Telesat's shares or other strategic alternatives that may arise. Among other initiatives and following expressions of interest from third parties, potential purchasers were invited to participate in a process to explore a potential acquisition of all or a portion of our shareholders' interests in Telesat.  The process resulted in several acquisition offers; however, none of these offers was accepted and, as a result, discussions with the potential purchasers were terminated. Telesat is continuing to explore additional alternatives, including potential recapitalization transactions. There can be no assurance that any such alternative or transaction will occur.

Telesat’s quarterly report on Form 6-K for the six months ended June 30, 2011 has been filed with the U.S. Securities and Exchange Commission and may be accessed on the SEC’s website at www.sec.gov.

Telesat has scheduled a conference call on Thursday, August 4, 2011 at 10:30 a.m. EDT to discuss its financial results for the three and six month periods ended June 30, 2011 and other recent developments.  The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (800) 769-8320.  Callers outside of North America should dial +1 (416) 641-2140.  The access code is 4086379.  Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on August 4, 2011 until 11:59 p.m. EDT on August 18, 2011.  To access the replay, please call +1 (800) 408-3053.  Callers outside of North America should dial +1 (905) 694-9451.  The access code is 7115188 followed by the number sign (#).

All Adjusted EBITDA and Adjusted EBITDA margins included in this release are non-IFRS financial measures, as described in the End Notes section of this release.  For information reconciling non-IFRS financial measures to the most comparable IFRS financial measures, please see the consolidated financial information below.

Forward-Looking Statements Safe Harbor
This news release contains statements that are not based on historical fact and are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the possibility of Telesat entering into recapitalization transactions or other strategic alternatives, about the expected commercial life of Telstar 14R/Estrela do Sul 2 and the amount of customer services that it may support, and about any potential insurance recovery for that satellite. When used in this news release, the words “anticipate”, “will”, “believes” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the United States Securities and Exchange Commission (SEC) on March 3, 2011, as well as Telesat Canada’s quarterly reports on Form 6-K and other filings with the SEC. These filings can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global fixed satellite services operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers.  The company has a state-of-the art fleet of 12 satellites with three more under construction including the Canadian Ka-band payload on ViaSat-1, and manages the operations of additional satellites for third parties. Telesat is headquartered in Ottawa, Canada, with offices and facilities around the world. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

Telesat Holdings Inc.
Condensed Consolidated Statements of Income
For the period ended June 30

	Three months		Six months
(in thousands of Canadian dollars) (unaudited)	2011	2010	2011	2010
Revenue	200,420	205,329	403,200	404,566
Operating expenses	(45,726)	(50,179)	(92,470)	(103,367)
	154,694	155,150	310,730	301,199
Depreciation	(48,797)	(50,180)	(98,183)	(100,216)
Amortization	(10,261)	(11,292)	(20,502)	(22,470)
Other operating gains (losses)	2	1	(746)	(27)
Operating income	95,638	93,679	191,299	178,486

Interest expense	(54,812)	(64,594)	(112,545)	(131,182)
Interest and other income	472	316	1,164	1,428
(Loss) gain on changes in fair value of financial instruments	(29,049)	53,224	(14,575)	11,850
Gain (loss) on foreign exchange	13,400	(147,898)	91,751	(34,516)
Income (loss) before tax	25,649	(65,273)	157,094	26,066
Tax (expense) benefit	(3,884)	2,233	(20,404)	(9,230)
Net income (loss)	21,765	(63,040)	136,690	16,836

Telesat Holdings Inc.
Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)	June 30, 2011	December 31, 2010
Assets
Cash and cash equivalents	142,424	220,295
Trade and other receivables	44,902	44,109
Other current financial assets	6,764	6,944
Prepaid expenses and other current assets	28,942	21,493
Total current assets	223,032	292,841
Satellites, property and other equipment	2,121,723	1,971,905
Other long-term financial assets	95,651	78,631
Other long-term assets	8,246	12,027
Deferred tax assets	51,244	67,347
Intangible assets	935,431	945,648
Goodwill	2,446,603	2,446,603
Total assets	5,881,930	5,815,002

Liabilities
Trade and other payables	50,663	49,974
Other current financial liabilities	53,023	61,358
Other current liabilities	66,545	62,645
Current indebtedness	125,782	96,848
Total current liabilities	296,013	270,825
Long-term indebtedness	2,633,716	2,771,802
Deferred tax liabilities	483,828	480,922
Other long-term financial liabilities	343,896	308,353
Other long-term liabilities	363,984	361,861
Senior preferred shares	141,435	141,435
Total liabilities	4,262,872	4,335,198

Shareholders' Equity
Share capital	1,298,178	1,298,178
Accumulated earnings	304,885	168,195
Reserves	15,995	13,431
Total shareholders' equity	1,619,058	1,479,804
Total liabilities and shareholders' equity	5,881,930	5,815,002

Telesat Holdings Inc.
Condensed Consolidated Statements of Cash Flows
For the six months ended June 30

(in thousands of Canadian dollars) (unaudited)	2011	2010
Cash flows from operating activities
Net income	136,690	16,836
Adjustments to reconcile net income to cash flows from operating activities:
Amortization and depreciation	118,685	122,686
Deferred tax expense	18,806	7,245
Unrealized foreign exchange (gain) loss	(102,203)	30,932
Unrealized loss (gain) on derivatives	22,999	(10,135)
Dividends on senior preferred shares	4,931	6,927
Share-based compensation	1,327	2,334
Loss on disposal of assets	746	27
Other	(15,211)	(12,773)
Customer prepayment on future satellite services	19,406	13,056
Insurance proceeds	5,943	-
Operating assets and liabilities	(13,392)	(23,524)
Net cash generated by operating activities	198,727	153,611
Cash flows used in investing activities
Satellite programs	(231,636)	(96,345)
Purchase of other property and equipment	(9,285)	(3,731)
Purchase of intangible assets	(12,618)	-
Proceeds from sale of assets	104	5,976
Net cash used in investing activities	(253,435)	(94,100)
Cash flows used in financing activities
Repayment of indebtedness	(19,240)	(14,983)
Dividends paid on preferred shares	-	(20)
Satellite performance incentive payments	(2,956)	(2,868)
Net cash used in financing activities	(22,196)	(17,871)

Effect of changes in exchange rates on cash and cash equivalents	(967)	332
(Decrease) increase in cash and cash equivalents	(77,871)	41,972
Cash and cash equivalents, beginning of period	220,295	154,189
Cash and cash equivalents, end of period	142,424	196,161

Supplemental disclosure of cash flow information
Interest received	662	431
Interest paid	115,719	143,993
Income taxes paid	1,444	1,627

The following table reconciles Telesat’s net income to Telesat’s Adjusted EBITDA1 and presents Telesat’s Adjusted EBITDA margin1:

	Three months		Six months
(in thousands of Canadian dollars) (unaudited)	2011	2010	2011	2010

Net income (loss)	21,765	(63,040)	136,690	16,836
Tax expense (benefit)	3,884	(2,233)	20,404	9,230
Loss (gain) on changes in fair value of financial instruments	29,049	(53,224)	14,575	(11,850)
Loss (gain) on foreign exchange	(13,400)	147,898	(91,751)	34,516
Interest and other income	(472)	(316)	(1,164)	(1,428)
Interest expense	54,812	64,594	112,545	131,182
Depreciation	48,797	50,180	98,183	100,216
Amortization	10,261	11,292	20,502	22,470
Other operating losses (gains)	(2)	(1)	746	27
Non cash expense related to share-based compensation	664	1,168	1,327	2,334
Adjusted EBITDA	155,358	156,318	312,057	303,533

Revenue	200,420	205,329	403,200	404,566

Adjusted EBITDA Margin	77.5%	76.1%	77.4%	75.0%

End Notes

1           The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenues and deducts certain operating expenses (including making adjustments to operating expenses for share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating loss/income before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenues) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.